Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Pricing of US$30 million Offering of Common Shares

Laval, Québec, CANADA – September 25, 2012 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ.NEPT—TSX.NTB), a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, announced today that it has priced an underwritten public offering of 7,318,000 newly issued common shares at a public offering price of US$4.10 per share.

The gross proceeds to Neptune, before underwriting commissions and other offering expenses, are expected to be approximately US$30 million. Neptune has granted the underwriters of the offering an option to purchase an additional 1,097,700 common shares at the public offering price during the period ending 30 days from the closing of the offering.

RBC Capital Markets and JMP Securities LLC are acting as Joint Book-Running Managers for the offering, and Byron Capital Markets and John Thomas Financial are acting as Co-Managers.

Neptune intends to allocate the net proceeds from the Offering as follows (i) approximately US$10 million for sales, marketing and krill inventory purchases for NKO® and EKO™, (ii) approximately US$8 million to support Acasti in the development and validation of CaPre® and other product candidates, and to support NeuroBio in the development and validation of its product candidatesm (iii) approximately US$6 million to fund the expansion of its Sherbrooke plant that is intended to increase Neptune’s annual production capacity to 500,000 kilograms of krill oil, (iv) approximately US$4 million to fund product development, clinical trials and regulatory affairs of Neptune (including management and protection of its intellectual property portfolio), and (v) the balance for general corporate and other working capital purposes.

The closing of the offering is expected to occur on or about October 2, 2012 or such other date that Neptune and the underwriters agree upon and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and The Nasdaq Stock Market.

The common shares will be issued in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia. A final prospectus supplement and accompanying final short form base shelf prospectus related to the offering will be filed with the SEC and applicable Canadian securities regulatory authorities. Investors should read the prospectus supplement and accompanying short form base shelf prospectus prospectus for more complete information about Neptune and the offering. Copies of these documents will be available at www.sedar.com and www.sec.gov/edgar.shtml, respectively.

Investors may also obtain the final prospectus supplement and final base short form shelf prospectus for the offering, when available, by contacting RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066); or in the United States from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (phone: 877-822-4089); (fax: 212-428-6260), or from JMP Securities LLC, Attention: Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, California 94111 (phone: 415-835-8985).

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. (“Acasti”) (TSXV: APO) and NeuroBioPharm Inc. (“NeuroBio”), in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti’s lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune’s current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune’s strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in the prospectus related to this offering and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

Neptune Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Dave Burwell
André Godin, CFO	(888) 221-0915
+1.450.687.2262	dave@howardgroupinc.com
a.godin@neptunebiotech.com	www.howardgroupinc.com
www.neptunebiotech.com